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                     UNITED STATES                          OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION      -----------------------------
                WASHINGTON, D.C. 20549            OMB Number:         3235-0058
                                                  Expires:      January 31,2005
                      FORM 12B-25                 Estimated average burden
                                                  hours per repsonse.......2.50

                                                  SEC File Number: 000-25759
              NOTIFICATION OF LATE FILING         CUSIP Number:    03828R104


(CHECK ONE):      [X] Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                  For Period Ended:  DECEMBER 31, 2001
                                   -----------------------

         [__]     Transition Report on Form 10-K

         [__]     Transition Report on Form 20-F

         [__]     Transition Report on Form 11-K

         [__]     Transition Report on Form 10-Q

         [__]     Transition Report on Form N-SAR

                  For the Transition Period Ended:  _________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I    - REGISTRANT INFORMATION


APPLIEDTHEORY CORPORATION
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Full Name of Registrant

--------------------------------------
Former Name if Applicable

1500 BROADWAY, 3RD FLOOR
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Address of Principal Executive Office
(Street and Number)

NEW YORK, NY  10036
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City, State and Zip Code



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PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |    (a) The reasons described in reasonable detail in Part III of this
    |        form could not be eliminated without unreasonable effort or
    |        expense;
    |
X   |    (b) The subject annual report, semi-annual report, transition
    |        report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
    |        portion thereof will be filed on or before the 15th calendar
    |        day following the prescribed due date; or the subject
    |        quarterly report or transition report on Form 10-Q, or portion
    |        thereof will be filed on or before the fifth calendar day
    |        following the prescribed due date; and
    |
    |    (c) The accountant's statement or other exhibit required by Rule
    |        12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001 in order to prepare the financial statements and explanatory notes and to provide the related disclosure in the Form 10-K. This extension is required primarily due to the complexity in the application of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".


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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

                ROBERT F. MECHUR              (315)      453-2912, EXT. 5229
             ---------------------            --------   ----------------------
                      (Name)                 (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]   Yes      [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]   Yes      [ ]  No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         With respect to Item (3) of Part IV above, the Company incurred significant losses in the twelve-month period ending December 31, 2001. Because a significant portion of these losses are the result of asset impairments, and because the Company has not yet been able to complete its SFAS 121 review to determine the precise amount of its impairment adjustments, the Company has not been able to finalize its financial statements and corresponding Form 10-K. The Company believes any additional impairment charges, if any, could be significant. In addition, in conjunction with the audit of its financial statements for the year ended December 31, 2001, the Company expects to receive a going concern qualification in its audit opinion from Grant Thornton LLP.



                           APPLIEDTHEORY CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 APPLIEDTHEORY CORPORATION
                                 as Registrant



Date:  April 2, 2002             By:  /S/ ANGELO A. GENCARELLI III
                                   ----------------------------------

                                 Name: Angelo A. Gencarelli III
                                 Title:  Senior Vice President and Chief
                                 Financial Officer (Principal Financial Officer)


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).